Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2015. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended September 30, 2015.

(Skr millions)
Senior debt:
Long-term	185,716
Short-term	72,625
Total senior debt (1), (2)	258,341

Subordinated debt:
Long-term	2,121
Short-term	—
Total subordinated debt (1)	2,121

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	256
Retained earnings	12,333

Total	16,579

Total capitalization	277,041

(1)                                 At September 30, 2015, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2015.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2015.